Mail Stop 3561

May  8, 2006

Mr. Derek Ward
Empirical Ventures, Inc.
2775 Fir Street, Suite 3E
Vancouver, B.C.  Canada V6J3C2

            RE:  Empirical Ventures, Inc. ("the company")
                    Amendment #5 to Registration Statement on
                    Form SB-2
                    Filed April 6, 2006
                    File No.  333-120486

Dear Mr. Ward:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue prior comment one from our letter dated May 31,
2005.
A review of the business plan, purpose, as well as the surrounding facts contained in the prospectus, raises a question as to whether Empirical Ventures Inc. is a "blank check" company, which is required to conduct its offering in compliance with the provisions of Rule
419
of Regulation C.  In this regard, it appears that Empirical
Ventures
Inc. will be unable to conduct its planned operations if additional funding is not raised within a short period of time, yet there appears to be no efforts in this area. We further note you acquired the rights to certain technology from 3493734 Manitoba Ltd., but you have no concrete arrangements or agreements to further develop or commercialize the software. Further, your prospectus contains very general disclosure related to the nature of your business plan.

As you know, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a [blank check], in an effort to avoid the application of Rule 419." (See Securities Act Release No. 6932 of April 13, 1992, 51 SEC Docket
0388). In carrying out this mandate, the staff`s assessment of your status under the definition can be based only upon the public representation of its proposed business in the registration statement. If Empirical Ventures Inc. believes that it does not fall within the definition of a blank check company, provide a detailed analysis. Add appropriate disclosure to demonstrate your status as a non-blank check company. In this regard, clearly disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. To the extent you do not, affirmatively state that you are not a blank check company.

2. In addition, we are unable to locate a copy of your business plan that you stated has been provided with the courtesy copies. Please include with the next amendment.
3. The disclosure throughout your prospectus should be updated to the latest date practicable. We presently note information dated 2004.
For example and without limitation, under "Plan of Distribution", "[T]he initial offering is based on recent sales at $0.15 per share in May, June, July and November of 2004." Also, please refer to the
"Summary Compensation Table" which provides information "...during the fiscal year ended June 30, 2004."
4. As previously requested in the staff`s comment #2 in its letter dated May 31, 2005, please provide disclosure regarding the need for any blue sky registration. In the "Plan of Distribution" section, provide a subsection which addresses the states in which the shares may be sold and specifically address the blue sky registration requirements as applicable for each state.

Registration Statement Cover Page
5. Please include the IRS Employer Identification Number on the registration statement cover page.



Prospectus Cover Page
6. We reissue prior comment six from our letter dated May 31, 2005.
Please provide the basis for including the last sentence of paragraph three.

Prospectus Summary


Our plan is to earn revenue from the sale of our software product, page 3
7. Clarify the relationship, if any, of Larry Cherrett to the company or the company`s management.
8. Please clarify the relationship, if any, of the company or its management and World Star Holdings and 3493743 Manitoba Ltd.

9. Here and elsewhere in the prospectus, we note references to 3493743 Manitoba and 3493734 Manitoba. Please reconcile as applicable.

10. We reissue prior comment 12 from our letter dated May 31, 2005.
Indicate in the summary offering section that you will be paying the costs of this offering and disclose the amount. Indicate how you plan to pay these costs in the MD&A section.


Risk Factors, page 4
11. As previously requested in prior comment 13 from our letter dated
May 31, 2005, please revise your initial risk factor to indicate the amount of the minimum budget, what this will cover, the material terms of Mr. Ward`s agreement to support the company, and address the risk associated with Mr. Ward`s verbal agreement as opposed to one in writing. For example, is the oral agreement legally enforceable?

12. We reissue prior comment 14 from our letter dated May 31, 2005.
We continue to note the reference to "limited prior business operations." Please explain this reference.
13. Please include the incurred deficit from incorporation and update through the most recent financial statements.
14. Please add a separate risk factor discussing the going concern raised by the independent auditor`s report.
15. We reissue prior comment 15 from our letter dated May 31, 2005.
Risk factor seven states that your success depends to a "critical extent on the continued efforts of services of Mr. Ward." Risk factor 11 states that your sole officer and director "lacks experience in operating this type of business." These risks appear somewhat inconsistent and should be reconciled. In doing so, please address the fact that Mr. Ward lacks financial and accounting experience and the impact this may have on the company.

Selling Security Holders, page 9
16. We reissue prior comment 18 from our letter dated May 31, 2005.
Please be advised that each spouse is deemed the beneficial owner of the shares held by the other spouse. Refer to Securities Act Release
No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). As such, Marcella Ward would be deemed to be the beneficial owner of the amount owned by her husband, Derek Ward. Please revise the selling shareholders table and the beneficial ownership table accordingly. Also, in the discussion of family relationships, please Derek Ward`s affiliation with the company and positions held with the company.

Plan of Distribution, page 15
17. We note the reference to selling the shares in this offering on the pink sheets. Please revise the disclosure to clarify that the pink sheets are not a market for purposes of selling at the market price and therefore sales on the pink sheets would be at a fixed price.

Organization within Last Five Years, page 23
18. As previously requested in prior comment 24 from our letter dated
May 31, 2005, please provide greater detail about 3493734 Manitoba Ltd. and its relationship to the company.

19. Revise to clarify the meaning of your third sentence, "[I]n consideration for a purchase price of $5,000 and 100,000 common shares of the company`s stock and was subsequently amended to the purchase price of an additional sum of $3,000 and a further $10,000 by March 15, 2005 and cancellation the 100,000 shares, $245,000 in further development expenditures and a royalty on our net revenues."
20. Please reconcile the date the additional $10,000 must be paid with the term set forth in exhibit 10.1.
21. We reissue prior comment 23 from our letter dated May 31,
2005.
Please clarify the nature of the $245,000 in costs you will incur for
additional software development. Clarify that the $245,000 in further development expenditures are to be managed and led by 3493734
Manitoba Ltd. and that this is a contractual provision in the purchase agreement. Have you entered into any agreements, formal of otherwise, with 3493734 Manitoba Ltd. regarding the further development of this software? If so, please state and file all such agreements as exhibits. Clarify the impact the failure to incur these additional development expenditures will have upon your right to the software program and the impact this would have upon your business. Discuss whether there is a date these development costs must be paid. How did you determine that $245,000 was the appropriate amount of additional funding to develop this technology?
What if development is not adequate upon spending $245,000? Will you continue to incur development costs beyond the $245,000? Please advise and revise the disclosure herein and in the MD&A section.

Description of Business, page 23
Current and Planned Development, page 23
22. We reissue prior comment 25 from our letter dated May 31, 2005.
It is not clear what you purchased from 3493734. Please clarify what exactly you purchased, and what further developments need to be performed so that it is fully operational. Provide a timeline for performing this development in the MD&A section and indicate the costs involved. Specify what will happen if you are unable to meet a specified milestone.
23. Revise to provide a brief background to explain the transaction(s) between World Star Holdings and 3493734 Manitoba.

24. State whether or not the $10,000 which was due on March 16,
2006
was paid as agreed.
25. We note your supplemental response to prior comment 27 that continuing development on a limited basis you include "getting the Darwin program operational in its current format of Windows 2000 or
Windows NT." According to the disclosure at the top of page 24, at the time you acquired the program, it was operational using Windows
2000 or Windows NT format. Please reconcile. Clarify the current status of the software. We may have further comment.
Furthermore,
we reissue prior comment 31 from our letter dated May 31, 2005. Disclose in greater detail the operational capability of Darrwin.
26. In the last paragraph of this section, clearly state how much more "additional" funding is necessary "in order to fully complete the further development and upgrades of the Darrwin software program."
27. We reissue prior comment 27 from our letter dated May 31, 2005.
We continue to note the statement that you will be able to "proceed with continued development and upgrades of [y]our software program on an extremely limited basis without additional funding." Please explain in the prospectus what you mean by "limited basis," what this will entail, and for how long.
28. We reissue prior comment 28 from our letter dated May 31, 2005.
Disclose in greater detail the role of Larry Cherrett in the software acquisition and his relationship to 34937343 Manitoba Ltd. Disclose the ultimate control person(s) for 34937343 Manitoba Ltd.
29. We reissue prior comment 29 from our letter dated May 31, 2005.
We note the Technology Purchase Agreement states that 34937343 Manitoba Ltd. will manage and lead the development of the Darrwin software with $245,000 promised by Empirical. Please disclose the persons who will be involved in developing the Darrwin software and the basic framework of the future relationship between Empirical and
3493734.
30. We reissue prior comment 32 from our letter dated May 31, 2005.
Please describe your calculations in estimating the $245,000 needed to complete development of the Darrwin software.
31. We reissue prior comment 33 from our letter dated May 31, 2005.
Disclose in greater detail your process for obtaining additional funding including anticipated mergers and debt or equity fundraising efforts.

Competition, page 26
32. Please reconcile the statement that management has "significant" business experience, with the disclosure in the risk factor 11.





Research and Development Expenditures, page 27
33. Clarify whether or not those short term loans will be adequate enough to cover the total amount of funds needed. Also, clarify whether management has arranged for a line of credit or whether
Mr.
Ward will use his personal funds.

Plan of Operation, page 27
34. We reissue prior comment 37 from our letter dated May 31, 2005.
Please provide the specific dates for beginning and completing each milestone.
35. We reissue prior comment 38 from our letter dated May 31, 2005.
Reference is made to your statement that in furtherance of your business model, you "have continued to progress [y]our development plan focusing on web design and finding a suitable location to implement a test site." Please elaborate and update on all such efforts.
36. As previously requested in prior comment 39 from our letter dated
May 31, 2005, please disclose the costs involved to market your product. Indicate who will perform the function of "commencing the trade marking process" and when they will begin. Also clarify who will be performing the functions as outlined in the elements as listed in 2, 3, and 4.

Management`s Discussion and Analysis of Financial Condition

Results of Operations, page 29
37. Please state your current cash as of the most recent practicable date and explain how you plan to pay the offering expenses from these funds.
38. We reissue prior comment 44 from our letter dated May 31, 2005.
We reissue prior comments 51 through 55 from our letter dated
February 11, 2005.
39. Please state the deficit to date.

Description of Property, page 31
40. Please explain your statement that "[O]ur principal executive offices are controlled by Mr. Derek Ward."





Certain Relationships and Related Transactions, page 32
41. We note that Mr. Ward "may" be considered a promoter. Please revise to provide an affirmative statement that Mr. Ward is a promoter. Also, please state whether or not there are other promoters. For example, it appears Mr. Kerster would meet the definition of a promoter.

Executive Compensation, page 34
42. Please update the table to include compensation for 2005.

Part II.

Recent Sales of Unregistered Securities
43. We reissue prior comment 47 from our letter dated May 31,
2005.
Please disclose the transaction involving Mr. Cherrett and the
100,000 shares of company stock issued to him.  Please see Item
701
of Regulation S-B in this regard.

Exhibit Index
44. Please revise your exhibit index to reflect the amendment to
Exhibit 10.1, Technology Purchase Agreement made on November 17,
2005.

Signature Page
45. Please insure that the signature page is currently dated in the next amendment to be filed. We note the one filed herewith is dated
April 5, 2005.

Changes in and Disagreements with Accountants

46. Please revise this section to provide all of the disclosures specified in Item 304 of Regulation S-B, regarding the registrant`s change of accountants from Amisano Hansen to Jewett Schwartz & Associates. Please obtain a letter from your former accountants which states that they have read your disclosure in this section and they agree with that disclosure insofar as it pertains to their firm, or the respects in which they do not agree. The letter from the former accountants should be filed as exhibit 16 to the registration statement. Please revise.






Exhibit 23

47. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in an amendment to the registration statement. In this regard, the consent of Jewett, Schwartz & Associates should not refer to incorporation by reference in the registration statement because their report is contained within the registration statement. Please revise.


Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Feel free to call Maureen Bauer at (202) 551-3237 regarding any financial statement issues, and Janice McGuirk at (202) 551-3395 with any other questions.





Sincerely,




John Reynolds

Assistant Director




cc:  Joseph I. Emas, Esq.
       via fax:  (305) 531-1274


Derek Ward
Empirical Ventures, Inc.
May 8, 2006
Page 1